EX-1.10 11 exhibit1-10.htm EXHIBIT 1.10

BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

July 10, 2017

Item 3.	News Release

A news release issued on July 10, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

The Company has received conditional approval from the Toronto Stock Exchange (the "TSX") to graduate from the TSX Venture Exchange and list its common shares on the TSX.

Full Description of Material Change

The Company has received conditional approval from the Toronto Stock Exchange (the "TSX") to graduate from the TSX Venture Exchange and list its common shares on the TSX. Upon receiving final approval, the common shares will continue to trade under the symbol “ACB”. In conjunction with listing on the TSX, the common shares will be voluntarily delisted from the TSX Venture Exchange prior to the commencement of trading on the TSX.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Senior Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Corporate Secretary
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED July 10, 2017.

July 10, 2017	TSXV: ACB

Aurora Cannabis to Graduate to TSX

Vancouver, BC – July 10, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSXV: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has received conditional approval from the Toronto Stock Exchange (the "TSX") to graduate from the TSX Venture Exchange and list its common shares on the TSX. Upon receiving final approval, the common shares will continue to trade under the symbol “ACB”. In conjunction with listing on the TSX, the common shares will be voluntarily delisted from the TSX Venture Exchange prior to the commencement of trading on the TSX.

“Aurora’s graduation to the TSX, for which we anticipate receiving final approval imminently, is another exciting milestone, reflecting our remarkable pace of growth and expansion, both across Canada and internationally,” said Terry Booth, CEO. “Since we began commercial operations 18 months ago, Aurora has established itself as a driving force, with one of the strongest brands in the cannabis industry, due to constant innovation and consistent execution. Tangible developments, such as the construction of Aurora Sky, our 100,000 kg per year cannabis production facility, the acquisitions in Québec and Germany, as well as our strategic investments in Cann Group in Australia, and Radient Technologies in Alberta, reflect how Aurora continues to set new standards in the industry. Having uplisted from the CSE to the TSXV in October, 2016, we believe that now graduating to the TSX will enable us to address an even wider investor audience, both domestically and internationally. We remain focused strongly on building shareholder value, and look forward to reporting on our progress as a member of Canada’s flagship stock exchange.”

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. In addition, the company is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, as well as owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on the TSX-V under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.
Terry Booth, CEO

This news release includes statements containing certain "forward-looking information" withinthe meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Further information:

For Aurora Cannabis Inc.

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com